UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934 (Amendment No.     )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14-a6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

SANDRIDGE ENERGY, INC.
(Name of Registrant as Specified In Its Charter)

High River Limited Partnership

Hopper Investments LLC

Barberry Corp.

Icahn Partners Master Fund LP

Icahn Offshore LP

Icahn Partners LP

Icahn Onshore LP

Icahn Capital LP

IPH GP LLC

Icahn Enterprises Holdings L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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***PRELIMINARY COPY SUBJECT TO COMPLETION***

HIGH RIVER LIMITED PARTNERSHIP

December [   ], 2017

Dear Fellow Stockholders:

The attached proxy statement and the enclosed GOLD proxy card are being furnished to you, the stockholders of SandRidge Energy, Inc., a Delaware corporation (“SandRidge”), in connection with the solicitation of proxies by High River Limited Partnership (“High River”) and the other Participants (as defined herein) in this solicitation for use at the special meeting of stockholders of SandRidge and at any adjournments or postponements thereof (the “Special Meeting”), relating to the proposed acquisition (the “Merger”) of Bonanza Creek Energy, Inc. (“Bonanza Creek”) by SandRidge. In connection with the proposed Merger, SandRidge entered into an Agreement and Plan of Merger, dated as of November 14, 2017, with Bonanza Creek and Brook Merger Sub, Inc., a wholly owned subsidiary of SandRidge.

Pursuant to the attached proxy statement, the Participants are soliciting proxies from holders of shares of SandRidge common stock to vote AGAINST the proposed issuance of shares of SandRidge common stock to Bonanza Creek stockholders in connection with the Merger (the “Share Issuance”).

The Special Meeting will be held on [              ], 2018, at [          ] at [             ], local time.

The Participants recommend that you carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today, or by voting against the Share Issuance via the internet or telephone. The attached proxy statement and the enclosed GOLD proxy card are first being furnished to stockholders on or about [                            ].

IF YOU HAVE ALREADY VOTED FOR MANAGEMENT’S PROPOSAL RELATING TO THE SHARE ISSUANCE, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING A LATER DATED PROXY CARD OR BY VOTING VIA THE INTERNET OR TELEPHONE.

If you have any questions or require any assistance with your vote, please contact Harkins Kovler, LLC, which is assisting us, at their address, phone numbers or email address listed below.

Thank you for your support,

High River Limited Partnership

If you have any questions, require assistance in voting your GOLD proxy card or voting via the internet or telephone, or need additional copies of the Participants’ proxy materials, please contact Harkins Kovler, LLC at the phone numbers listed below or by email.

Harkins Kovler, LLC

1 Rockefeller Plaza, 10th Floor

New York, NY 10020

Banks and Brokerage Firms Please Call Collect: (212) 468-5380

All Others Call Toll Free: (844) 218-8384

Email: sd@harkinskovler.com

***PRELIMINARY COPY SUBJECT TO COMPLETION***

SPECIAL MEETING OF STOCKHOLDERS OF

SANDRIDGE ENERGY, INC.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

PROXY STATEMENT

OF

HIGH RIVER LIMITED PARTNERSHIP

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings LP (“Icahn Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn (“Mr. Icahn”) (collectively, the “Participants” or “we”) are significant stockholders of SandRidge Energy, Inc. (“SandRidge” or the “Company”). We are writing to you in connection with the proposed acquisition (the “Merger”) of Bonanza Creek Energy, Inc. (“Bonanza Creek”) by SandRidge. In connection with the proposed Merger, SandRidge entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 14, 2017, with Bonanza Creek and Brook Merger Sub, Inc., a wholly owned subsidiary of SandRidge. The Board of Directors of SandRidge (the “Board”) has scheduled a special meeting (the “Special Meeting”) of stockholders for the purpose of considering and voting on approving the issuance of shares of SandRidge’s common stock, par value $0.001 per share (“Shares”, and such issuance of Shares in connection with the Merger, the “Share Issuance”) to Bonanza Creek stockholders pursuant to the Merger Agreement. The Special Meeting is scheduled to be held on  [                           ], 2018, at [              ] at [                  ], local time.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

For the reasons set forth in this Proxy Statement, we oppose the proposed Share Issuance because we believe that the Share Issuance is not in the best interests of SandRidge stockholders, and we are soliciting your proxy to vote AGAINST the following proposal:

Proposal	Our Recommendation
1. SandRidge’s proposal to issue Shares to Bonanza Creek stockholders in connection with the Merger (the “Share Issuance Proposal”).	AGAINST

SandRidge has set the record date for determining stockholders entitled to notice of and to vote at the Special Meeting as [                             ] (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting, so long as such Shares remain outstanding on the date of the Special Meeting. At the close of business on the Record Date, there were [              ] Shares outstanding and entitled to vote at the Special Meeting according to the Company’s joint proxy statement and registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on [              ]. The Shares are the only class of stock entitled to vote at the Special Meeting. As of the close of business on [                         ], the Participants

beneficially own 4,818,832 Shares, representing approximately 13.51% of the outstanding Shares of the Company as further described on Annex I. We intend to vote our Shares AGAINST the Share Issuance Proposal.

We urge you to sign, date and return the GOLD proxy card voting “AGAINST” SandRidge’s Share Issuance Proposal.

This Proxy Statement and GOLD proxy card are first being mailed or given to the Company’s stockholders on or about [                            ].

If you have already voted using the Company’s [COLOR] proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card to vote AGAINST the Share Issuance Proposal. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section. Holders of Shares as of the Record Date are urged to submit a GOLD proxy card even if your shares were sold after the Record Date.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page [     ].

WE URGE YOU TO PROMPTLY SIGN, DATE AND RETURN YOUR GOLD PROXY CARD.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Harkins Kovler, LLC: Banks and Brokerage Firms Please Call Collect: (212) 468-5380; All Others Call Toll Free: (844) 218-8384; Email:  sd@harkinskovler.com.

IMPORTANT

Your vote is important, no matter how few Shares you own. The Participants urge you to sign, date, and return the enclosed GOLD proxy card today to vote AGAINST the Share Issuance Proposal.

•                  If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to High River Limited Partnership, c/o Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020, in the enclosed postage-paid envelope today.

•                  If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions.

•                  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form using the enclosed postage-paid return envelope.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.

If you have any questions, require assistance in voting your GOLD proxy card or voting via the internet or telephone, or need additional copies of the Participants’ proxy materials, please contact Harkins Kovler, LLC at the phone numbers or email address listed below.

Harkins Kovler, LLC

1 Rockefeller Plaza, 10th Floor

New York, NY 10020

Banks and Brokerage Firms Please Call Collect: (212) 468-5380

All Others Call Toll Free: (844) 218-8384

Email: sd@harkinskovler.com

BACKGROUND OF THE SOLICITATION

Between October 18, 2017 and November 22, 2017, the Participants purchased an aggregate of 4,818,832 Shares in open market purchases (as more fully described on Annex I hereto). On November 22, 2017, the Participants filed a Schedule 13D with the SEC (the “Initial Schedule 13D” and, as amended from time to time, the “Schedule 13D”) disclosing that they beneficially owned, in the aggregate, 4,818,832 Shares, representing approximately 13.51% of SandRidge’s outstanding Shares (based upon the 35,665,907 Shares outstanding as of November 14, 2017 as disclosed the Merger Agreement).

On November 14, 2017, the Company entered into the Merger Agreement with Bonanza Creek, pursuant to which a wholly owned subsidiary of SandRidge formed for the purpose of effecting the Merger would be merged with and into Bonanza Creek, and Bonanza Creek would be the surviving corporation in the Merger.

On November 22, 2017, in the Initial Schedule 13D filing, the Participants disclosed their strong opposition to the proposed Merger and their intention to vote against the Share Issuance.  In the Initial Schedule 13D, the Participants also disclosed their intention to meet or have discussions with the Board and management regarding the proposed Merger and their rationale for entering into the transaction.

On November 26, 2017, SandRidge adopted the “Short-Term Shareholder Rights Plan,” which we sometimes refer to (using the more common name for such instruments) as the “Poison Pill.”

On November 30, 2017, the Participants delivered a letter to the Board that reiterated their strong opposition to the proposed Merger because of its dilutive impact on the Company’s stockholders and the Participants’ view that the purchase price significantly overvalued Bonanza Creek and that the transaction would therefore destroy SandRidge stockholder value. In the letter, the Participants also stated their vehement objection to the adoption of the Poison Pill, which they believed could chill their ability to communicate with other stockholders of the Company regarding the Merger and the Share Issuance and contained provisions that were overly-broad, ambiguous and, potentially, unenforceable.  The Participants also requested that the Board respond to several questions regarding the parameters of the Poison Pill, including as to their ability, without triggering the Poison Pill, to (i) discuss their opposition to the Merger with other SandRidge stockholders, (ii) solicit proxies from other stockholders of the Company to vote against the Share Issuance, (iii) seek to call, contact other stockholders of SandRidge about calling, or join other stockholders of SandRidge in calling, a special meeting of stockholders of SandRidge, and (iv) solicit proxies to remove members of the Board.

On December 1, 2017, the Participants delivered a demand, pursuant to Section 220 of the Delaware General Corporation Law, to SandRidge requesting access to certain of its books and records, including books and records relating to senior management compensation, the Share Issuance, the Merger, and the Poison Pill.

On December 8, 2017, counsel to SandRidge responded in two separate communications to the November 30 and December 1 letters from the Participants.  The Participants believed that the response to their November 30 letter did not provide the requested clarity on the terms of the Poison Pill.  Accordingly, on December 9, 2017, counsel to the Participants responded to the December 8 letter from counsel to SandRidge seeking further clarification regarding the terms and application of the Poison Pill.  In its response to the December 1 letter, counsel to SandRidge informed the Participants that although the Company did not believe the Participants were entitled to inspect the requested books and records under Delaware law, the Company would voluntarily make certain documents available subject to the execution of a mutually acceptable confidentiality agreement.

On December 11, 2017, SandRidge and Bonanza Creek filed a preliminary joint proxy statement and registration statement on Form S-4 with the SEC (the “SandRidge Proxy Statement”) seeking, among other things, SandRidge stockholder approval of the Share Issuance in accordance with the requirements of the rules of the New York Stock Exchange (“NYSE”).

On December 12, 2017, counsel to SandRidge responded to the December 9 letter from counsel to the Participants.  The response letter confirmed that, subject to compliance by the Participants with certain laws and the Company’s constituent documents, none of the actions outlined in the Participants’ November 30 letter would trigger the Poison Pill.  Based upon the assurances contained in the December 12 letter from counsel to SandRidge, the Participants understand that under the Board’s interpretation of the Poison Pill, the rights would not be triggered as a result of, among other things, discussions between the Participants and other stockholders regarding opposition to the proposed Merger and Share Issuance, or the solicitation of stockholders to vote against, or the granting by any stockholder of a proxy in respect of, the Share Issuance.

On December 26, 2017, the Participants filed this preliminary proxy statement with the SEC soliciting your proxy to vote AGAINST the Share Issuance Proposal.

We recommend that you demonstrate your opposition to the Share Issuance and send a message to the Board that the proposed Share Issuance is not in the best interest of SandRidge stockholders by signing, dating and returning the enclosed GOLD proxy card as soon as possible. You may also vote via the internet or by telephone at any time before [              ] on [                             ] by following the instructions on your GOLD voting information card.

PROPOSAL 1: SHARE ISSUANCE PROPOSAL

You are being asked by SandRidge to approve the issuance of Shares to Bonanza Creek stockholders in connection with the Merger.  The rules of the NYSE require SandRidge to obtain stockholder approval of the Share Issuance. For the reasons discussed below, we oppose the Share Issuance Proposal. To that end, we are soliciting your proxy to vote AGAINST the Share Issuance Proposal.

We recommend that you demonstrate your opposition to the Share Issuance and send a message to the Board that the proposed Share Issuance is not in the best interest of SandRidge stockholders by signing, dating and returning the enclosed GOLD proxy card as soon as possible.  You may also vote via the internet or by telephone at any time before [              ] on [                             ] by following the instructions on your GOLD voting information card.

Reasons to Vote Against the Share Issuance Proposal

The Participants believe that SandRidge has significantly overvalued Bonanza Creek in the proposed Merger, in particular based on relative valuation metrics of the two companies.  As illustrated in the chart below, the daily total production, daily oil production, total proved reserves, proved oil reserves, PV10 and Adjusted EBITDA (as described below) of SandRidge are significantly higher than the corresponding amounts for Bonanza Creek.  However, notwithstanding these metrics, the Board determined to ascribe an enterprise value to Bonanza Creek that is in excess of $170 million higher than the enterprise value of SandRidge based on the closing price of a Share on the day prior to the public announcement of the Merger Agreement and the debt and cash and cash equivalent balances of SandRidge as of September 30, 2017.

	SandRidge	Bonanza
Daily Total Production (Q3 ‘17) (1)	38,800 BOE(2)	15,800 BOE
Daily Oil Production (Q3 ‘17) (1)	10,400 BOE	8,300 BOE
Total Proved Reserves(3)	164 million BOE	91 million BOE
Proved Oil Reserves(3)	53 million BBLS(4)	50 million BBLS
PV10(3)	$438 million	$277 million
Adjusted EBITDA(5)	$215 million	$81 million
Valuation:
TEV(6)	$562 million	$735 million
Price per “Flowing Barrel”(7)	$14,485/BOEPD(8)	$46,508/BOEPD
Price per BOE (TEV/Total Proved Reserves)	$3.43 per BOE	$8.07 per BOE
TEV/Adjusted EBITDA (trailing twelve months ended September 30, 2017)	2.6x	9.1x

(1)   Daily Total Production and Daily Oil Production information presented in the chart above were taken from the SandRidge Investor Presentation of November 15, 2017 (the “SandRidge November Investor Presentation”).

(2)   “Barrel of Oil Equivalent.”  This is a commonly used industry standard that combines oil, natural gas, and NGL’s based on the amount of energy they contain.  Under this methodology, 6,000 cubic feet (or “6 mcf”) of natural gas equals one barrel of oil.

(3)   Reserve & PV10 estimates as of December 31, 2016 using SEC Pricing. Source: SandRidge filings.

(4)   “BBLS” means barrels.

(5)   Adjusted EBITDA presented in the chart above is for the twelve month period ended September 30, 2017.  The Adjusted EBITDA amounts for each of SandRidge and Bonanza Creek were taken from the SandRidge November Investor Presentation.  Please refer to the SandRidge November Investor Presentation for the definition and computation of Adjusted EBITDA for each of SandRidge and Bonanza Creek.

(6)   “TEV” is defined as market or transaction value plus debt less cash and cash equivalents.  For Bonanza Creek, which did not have any debt outstanding as of September 30, 2017, the TEV is based on the most recent approximate transaction value as set forth in the SandRidge Proxy Statement less the amount of Bonanza Creek cash and cash equivalents as disclosed in the Quarterly Report on Form 10-Q filed by Bonanza Creek for the quarter ended September 30, 2017 (the “Bonanza Creek Q3 10-Q”).  Page 167 of the SandRidge Proxy Statement provides that the transaction value as of the measurement period referred to therein was approximately $766 million.  The Bonanza Creek Q3 10-Q provides that the amount of cash and cash equivalents of Bonanza Creek as of September 30, 2017 was approximately $31 million.  Accordingly, the TEV of Bonanza Creek used for purposes of this Proxy Statement is approximately $735 million (computed as approximately $766 million of transaction value minus $31 million of cash and cash equivalents).  For SandRidge, the TEV is based on the $18.43 per Share closing price of SandRidge on November 14, 2017, the day before the public announcement of the Merger Agreement, and the approximately 35.7 million Shares outstanding as set forth in the Quarterly Report on Form 10-Q filed by SandRidge for the quarter ended September 30, 2017 (the “SandRidge Q3 10-Q”), plus the amount of SandRidge debt and less the amount of SandRidge cash and cash equivalents, in each case as disclosed in the SandRidge Q3 10-Q.  The SandRidge Q3 10-Q provides that the amount of debt and cash and cash equivalents of SandRidge as of September 30, 2017 was $38 million and $133 million, respectively.  Accordingly, the TEV of SandRidge used for purposes of this Proxy Statement is approximately $562 million (computed as approximately $657 million of market value (approximately 35.7 million Shares outstanding multiplied by $18.43 price per share) plus $38 million of debt minus $133 million of cash and cash equivalents).

(7)   This is a commonly used industry measure that divides TEV by Daily Total Production..

(8)   “BOEPD” means barrel of oil equivalent per day.

The Participants have significant concerns regarding the Board’s determination to not only agree to acquire Bonanza Creek in a transaction that the Participants believe is overpriced but to finance a substantial portion of the purchase price with SandRidge stock, resulting in significant dilution to SandRidge stockholders.  According to the SandRidge Proxy Statement, the maximum number of Shares issuable by SandRidge upon closing of the Merger is 19,898,072, representing approximately 35.8% of the outstanding Shares after giving effect to the Share Issuance.  The Participants believe that SandRidge stock is trading at a substantial discount to intrinsic value.  For example, using the TEV/Adjusted EBITDA multiple of 9.1x implied by the purchase price payable under the Merger Agreement, the $215 million of Adjusted EBITDA of SandRidge for the 12 month period ended September 30, 2017 and the debt and cash and cash equivalents of SandRidge as of September 30, 2017, the equity value of SandRidge would be approximately $2.045 billion.  Based on approximately 35.7 million Shares outstanding as set forth in the Merger Agreement, that would imply a price per Share of $57.35, which represents a 211% premium to the closing price on the day before the public announcement of the Merger Agreement.  Similarly, using the price per flowing barrel of $46,508 implied by the purchase price payable under the Merger Agreement, the 38,800 BOE of SandRidge and the debt and cash and cash equivalents of SandRidge as of September 30, 2017, the equity value of SandRidge would be approximately $1.9 billion.  Based on approximately 35.7 million Shares outstanding as set forth in the Merger Agreement, that would imply a price per Share of $53.26, which represents a 189% premium to the closing price on the day before the public announcement of the Merger Agreement.  Accordingly, the Participants do not support and urge their fellow stockholders not to support this highly dilutive transaction that is being financed with a substantial portion of significantly undervalued SandRidge stock.

The cash portion of the purchase price payable pursuant to the Merger Agreement will be financed through the use of substantially all of the cash of SandRidge and a draw of $383 million under a new secured financing facility (in each case, according to the investor presentation filed by SandRidge with the SEC on December 13, 2017 (the “Investor Presentation”)).  The Participants do not believe that this is a prudent allocation of the capital resources of the Company.  The Participants also have concerns that the proposed Merger and significant amount of debt to be incurred in connection with the transaction (upwards of $400 million according to the Investor Presentation) is similar to the strategy previously pursued by the Company, which ultimately resulted in a bankruptcy filing in May 2016.  Rather than pursuing highly dilutive transactions that place substantial leverage on the Company, the Participants strongly prefer that management maintain its previously stated objectives of protecting the Company’s balance sheet, reducing operating costs and developing existing assets.

The Participants also believe that there is substantial misalignment of interests between management of SandRidge and its stockholders.  As reflected in the charts below, the Participants believe that management compensation, in particular the compensation of the chief executive officer of the Company, is significantly disproportionate to the size and scale of the Company and its operations and compensation paid to executives of peer companies.  The Participants are therefore concerned that management has an incentive to support and seek out transactions, such as the proposed Merger, that allow them to maintain their positions at a company with increased size, which may more easily justify the Company’s compensation practices, notwithstanding that such transactions are not in the best interests of the stockholders of the Company.

Accordingly, the Participants recommend that you vote AGAINST the Share Issuance Proposal. Other than soliciting your vote AGAINST the Share Issuance Proposal, we currently do not intend to make any other proposals in person at the Special Meeting regarding the Merger, and this Proxy Statement does not include any other proposals to be voted upon at the Special Meeting, although we reserve the right to make additional proposals at a later meeting of stockholders or through a separate consent solicitation.

We urge stockholders to vote AGAINST the Share Issuance Proposal on the GOLD proxy card.

Consequences of Defeating the Share Issuance Proposal

The closing of the Merger is expressly conditioned on the approval of the Share Issuance by stockholders of the Company. If, after final adjournment of the Special Meeting at which a vote of SandRidge stockholders has been taken in accordance with the Merger Agreement, the stockholders of SandRidge fail to approve the Share Issuance, then the conditions to the closing of the Merger will not be satisfied and either SandRidge or Bonanza Creek may terminate the Merger Agreement.  In the event that the Merger Agreement is terminated as a result of the failure to obtain the requisite vote of SandRidge’s stockholders, unless Bonanza Creek is otherwise entitled to the termination fee under the Merger Agreement, SandRidge will be required to pay Bonanza Creek up to approximately $3.7 million in expense reimbursement.

In addition, in certain cases pursuant to the terms of the Merger Agreement, SandRidge will be required to pay Bonanza Creek a termination fee of approximately $26.1 million (less any amounts previously paid to Bonanza Creek):

•                  if SandRidge effects an adverse recommendation change or commits a material breach of its non-solicitation obligations and Bonanza Creek terminates the Merger Agreement; or

•                  (i) an alternative proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Board and not withdrawn at the time of the termination of the Merger Agreement,  (ii) the Merger Agreement is terminated because SandRidge’s stockholders fail to approve the Share Issuance, or because of the occurrence of the outside date or Bonanza Creek terminates due to SandRidge’s terminable breach and (iii) within twelve months of the termination of the Merger Agreement, SandRidge enters into a definitive agreement with a third party with respect to or consummates a transaction that is an alternative proposal relating to 50% or more of SandRidge’s assets or stock with a third party (provided that if the Merger Agreement is terminated because of the occurrence of the outside date, the termination fee shall only be approximately $13.0 million).

Vote Required

According to the SandRidge Proxy Statement, the approval of the Share Issuance Proposal requires the affirmative vote of a majority of the Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the Share Issuance Proposal, assuming a quorum is present. Any abstention by a SandRidge stockholder will have the same effect as a vote against the Share Issuance Proposal. The failure of any SandRidge stockholder to submit a vote (e.g., by failing to submit a proxy or to appear in person) will not be counted in determining the votes cast in connection with this proposal and therefore will have no effect on the outcome of the Share Issuance Proposal. For these reasons, among others, we urge stockholders to vote “AGAINST” the Share Issuance Proposal to make sure their voices are heard.

We urge you to sign, date and return our GOLD proxy card. WE URGE YOU NOT TO SIGN ANY [COLOR] PROXY CARD SENT TO YOU BY THE COMPANY. If you have already voted using the Company’s [COLOR] proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Harkins Kovler, LLC: Banks and Brokerage Firms Please Call Collect: (212) 468-5380; All Others Call Toll Free: (844) 218-8384; Email: sd@harkinskovler.com.

We Recommend a Vote AGAINST the Share Issuance Proposal on the GOLD proxy card.

PROXY INFORMATION

Voting and Proxy Procedures

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Stockholders who sell their Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell their Shares after the Record Date. If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can vote your Shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to them to sign and return a GOLD proxy card representing your Shares to vote AGAINST the Share Issuance Proposal.

Shares represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the Share Issuance Proposal.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of Shares that must be represented at a duly called meeting of stockholders in person or by proxy in order to legally conduct business at the meeting. According to the SandRidge Proxy Statement, a quorum requires the presence, in person or represented by proxy, of holders of a majority of the voting power of the outstanding shares of SandRidge stock entitled to vote at the Special Meeting.  For purposes of determining whether there is a quorum, all Shares that are present, including abstentions, will count towards the quorum.

According to the SandRidge Proxy Statement, any abstention by a SandRidge stockholder will have the same effect as a vote against the Share Issuance Proposal. The failure of any SandRidge stockholder to submit a vote (e.g., by failing to submit a proxy or to appear in person) will not be counted in determining the votes cast in connection with this proposal and therefore will have no effect on the outcome of the Share Issuance Proposal.

If you are a stockholder of record, you must deliver your vote by mail or attend the Special Meeting in person and vote in order to be counted in the determination of a quorum.

If your Shares are held in the name of your broker, a bank or other nominee, that party will give you instructions for voting your Shares.  A “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. If Shares are held in the name of a bank, brokerage firm or other nominee, and the bank, brokerage firm or other nominee has not received voting instructions from the beneficial owner of the Shares with respect to that proposal, the bank, brokerage firm or other nominee cannot vote the Shares on that proposal unless it is a “routine” matter. Under the NYSE rules, the Share Issuance Proposal is not a “routine” proposal at the Special Meeting.  Accordingly, no bank, brokerage firm or other nominee will be permitted to vote your Shares at the Special Meeting without receiving instructions. Failure to instruct your bank, brokerage firm or other nominee on how to vote your Shares will have no effect on the outcome of the Share Issuance Proposal.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy), by voting again by telephone or through the Internet, by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The revocation may be delivered either to High River in care of Harkins Kovler, LLC at the address set forth on the back cover of this Proxy Statement or to the Company at 123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to High River in care of Harkins Kovler, LLC at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

Solicitation of Proxies

The solicitation of proxies pursuant to this Proxy Statement is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The Participants have retained Harkins Kovler, LLC to provide solicitation and advisory services in connection with this solicitation. Harkins Kovler, LLC will be paid a fee not to exceed $[        ] based upon the campaign services provided. In addition, the Participants will reimburse Harkins Kovler, LLC for its reasonable out-of-pocket expenses and will indemnify Harkins Kovler, LLC against certain liabilities and expenses, including certain liabilities under the federal securities laws. Harkins Kovler, LLC will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Harkins Kovler, LLC will employ up to    persons to solicit the Company’s stockholders as part of this solicitation. Harkins Kovler, LLC does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation. The costs related to this proxy solicitation will be borne by the Participants. Costs of this Proxy Solicitation are currently estimated to be approximately $ [             ]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation. We estimate that through the date hereof, the Participants’ expenses in connection with this Proxy Solicitation are approximately $[              ].  If successful, the Participants may seek reimbursement of these costs from the Company.

In the event that the Participants decide to seek reimbursement of their expenses, the Participants do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with its fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation and other costs incidental to the solicitation.

Other Proposals

We are not aware of any other matters to be considered by SandRidge stockholders at the Special Meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Q: Who is entitled to vote?

A: Only holders of voting stock at the close of business on the Record Date, [                             ], 2018, are entitled to notice of and to vote at the Special Meeting. Stockholders who sold Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such Shares after the Record Date (unless they also transfer their voting rights).

Q: How should I vote on the Share Issuance Proposal?

A: We recommend that you vote your shares on the GOLD proxy card as follows:

“AGAINST” the Share Issuance Proposal (Proposal 1)

Q: When and where is the Special Meeting?

A: The Special Meeting will be on [                            ], 2018, at [       ], at [              ], local time.

Q: How important is my vote?

A: Your vote “AGAINST” the Share Issuance Proposal presented at the Special Meeting is very important, and you are encouraged to submit a GOLD proxy card as soon as possible.

Approval of the Share Issuance Proposal requires the affirmative vote of a majority of the Shares present in person or represented by proxy at the Special Meeting and entitled to vote on the Share Issuance Proposal, assuming a quorum is present. Any abstention by a SandRidge stockholder will have the same effect as a vote against the Share Issuance Proposal. The failure of any SandRidge stockholder to submit a vote (e.g., by failing to submit a proxy or to appear in person) will not be counted in determining the votes cast in connection with this proposal and therefore will have no effect on the outcome of the Share Issuance Proposal.

Q: What happens if the Merger is not completed?

A: If the Share Issuance is not approved by SandRidge’s stockholders or the Merger is not completed for any other reason, SandRidge will not acquire Bonanza Creek and therefore will not issue any Shares or pay any cash consideration to Bonanza Creek’s stockholders.  Under specified circumstances, Bonanza Creek and/or SandRidge may be required to reimburse the other party for the expenses it incurred in connection with the Merger Agreement or pay a termination fee upon termination of the Merger Agreement.  For example, if, after final adjournment of the special meeting of stockholders of SandRidge at which a vote of its stockholders has been taken in accordance with the Merger Agreement, the stockholders of SandRidge fail to approve the Share Issuance, then the Merger Agreement may be terminated and SandRidge will be required to pay Bonanza Creek up to approximately $3.7 million in expense reimbursement.

Q: How do I vote my shares?

A: Shares held in record name. If your Shares are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your Shares in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the Shares that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote AGAINST the Share Issuance Proposal. Please follow the instructions to vote provided on the enclosed GOLD proxy card. If your broker, bank, dealer, trust company, or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to sd@harkinskovler.com or mailing them to High River Limited Partnership, c/o Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Shares represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, “AGAINST” the Share Issuance Proposal.

Q: How many shares must be present to hold the Special Meeting?

A: According to the SandRidge Proxy Statement, a quorum at the Special Meeting requires the presence, in person or represented by proxy, of holders of a majority of the voting power of the outstanding shares of SandRidge stock entitled to vote at the Special Meeting.

Q:What are “broker non-votes” and what effect do they have on the Share Issuance Proposal?

A: A “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. If Shares are held in the name of a bank, brokerage firm or other nominee, and the bank, brokerage firm or other nominee has not received voting instructions from the beneficial owner of the Shares with respect to that proposal, the bank, brokerage firm or other nominee cannot vote the Shares on that proposal unless it is a “routine” matter. Under the NYSE rules, the Share Issuance Proposal is not a “routine” proposal at the Special Meeting.  Accordingly, no bank, brokerage firm or other nominee will be permitted to vote your Shares at the Special Meeting without receiving instructions. Failure to instruct your bank, brokerage firm or other nominee on how to vote your Shares will have no effect on the outcome of the Share Issuance Proposal.

Q: What should I do if I receive a proxy card from the Company?

A: You may have received proxy solicitation materials from SandRidge, including a merger proxy statement and registration statement and [COLOR] proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make.

We recommend that you disregard any proxy card or solicitation materials that may be sent to you by the Company. If you have already voted using the Company’s [COLOR] proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your Shares, please contact our proxy solicitor, Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020 - Banks and Brokerage Firms Please Call Collect:  (212) 468-5380; All Others Call Toll Free: (844) 218-8384; Email: sd@harkinskovler.com.

Q: Can I change my vote or revoke my proxy?

A: If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Special Meeting. Proxies may be revoked by any of the following actions:

•                  signing, dating and returning the enclosed GOLD proxy card (the latest dated proxy is the only one that counts);

•                  delivering a written revocation or a later dated proxy for the Special Meeting to High River Limited Partnership, c/o Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020 or to the secretary of the Company; or

•                  attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy).

If your Shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to have your Shares voted. If you attend the Special Meeting and you beneficially own Shares but are not the record owner, your mere attendance at the Special Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner to vote your Shares held in its name at the meeting. If you have any questions or require any assistance, contact our proxy solicitor, Harkins Kovler, LLC - Banks and Brokerage Firms Please Call Collect:  (212) 468-5380; All Others Call Toll Free: (844) 218-8384; Email: sd@harkinskovler.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S [COLOR] PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to High River Limited Partnership, c/o Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020.

Q: Who is making this proxy solicitation and who is paying for it?

A: The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Participants will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Participants have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Participants will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of the Participants will also participate in the solicitation of proxies. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

The Participants have retained Harkins Kovler, LLC to provide solicitation and advisory services in connection with this solicitation. Harkins Kovler, LLC will be paid a fee not to exceed $[       ] based upon the campaign services provided. In addition, the Participants will reimburse Harkins Kovler, LLC for its reasonable out-of-pocket expenses and will indemnify Harkins Kovler, LLC against certain liabilities and expenses, including certain liabilities under the federal securities laws. Harkins Kovler, LLC will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Harkins Kovler, LLC will employ up to      persons to solicit the Company’s stockholders as part of this solicitation. Harkins Kovler, LLC does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation. The costs related to this proxy solicitation will be borne by the Participants. Costs of this proxy solicitation are currently estimated to be approximately $[                           ]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation. We estimate that through the date hereof, the Participants’ expenses in connection with this proxy solicitation are approximately $[                           ]. If successful, the Participants may seek reimbursement of these costs from the Company. In the event that the Participants decide to seek reimbursement of its expenses, the Participants do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with its fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation and other costs incidental to the solicitation.

Q: Where can I find additional information concerning SandRidge and the Merger?

A: Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the SandRidge Proxy Statement in connection with the Special Meeting, including:

•                  a summary term sheet of the Merger;

•                  the terms of the Merger Agreement and the Merger and related transactions;

•                  any reports, opinions and/or appraisals received by SandRidge in connection with the Merger;

•                  past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and advisors;

•                  federal and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger;

•                  security ownership of certain beneficial owners and management of SandRidge, including 5% owners;

•                  the trading prices of SandRidge stock over time;

•                  the compensation paid and payable to SandRidge’s directors and executive officers;

•                  the requirements for the submission of stockholder proposals to be considered for inclusion in SandRidge’s proxy statement for the 2018 annual meeting of stockholders; and

•                  appraisal rights and dissenters’ rights.

We take no responsibility for the accuracy or completeness of information contained in the SandRidge Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov.

Conclusion

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD proxy card today to vote AGAINST the Share Issuance Proposal.

Thank you for your support,

High River Limited Partnership

December [    ], 2017

ANNEX I: INFORMATION REGARDING THE PARTICIPANTS

This proxy solicitation is being made by the Participants. The Participants filing this statement include High River, Hopper, Barberry, Icahn Master, Icahn Offshore, Icahn Capital, Icahn Onshore, Icahn Partners, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton, and Mr. Icahn. The Participants hold Shares in various accounts under their respective management and control.

Barberry Corp., a Delaware corporation (“Barberry”), is the sole member of Hopper Investments LLC, a Delaware limited liability company (“Hopper”), which is the general partner of High River. Beckton Corp., a Delaware corporation (“Beckton”) is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Holdings”). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company (“IPH”), which is the general partner of Icahn Capital LP, a Delaware limited partnership (“Icahn Capital”). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”) and Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of Icahn Master. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn (“Mr. Icahn,” and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the “Beneficial Owners” and each of them a “Beneficial Owner”). As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Beneficial Owners. In addition, Mr. Icahn is the indirect holder of approximately 90.8% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Holdings.

The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and (ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises L.P. and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP. Mr. Icahn is primarily engaged in serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, automotive, energy, railcar, gaming, metals, mining, food packaging, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

The Beneficial Owners may be deemed to beneficially own, in the aggregate, 4,818,832 Shares, representing approximately 13.51% of the Company’s outstanding Shares (based on the 35,665,907 Shares outstanding as of November 14, 2017, as disclosed in the Merger Agreement).

High River has sole voting power and sole dispositive power with regard to 963,767 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,287,095 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,567,970 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, may be deemed to indirectly beneficially own the Shares which Icahn Master directly beneficially owns.

Shares purchased by each of the direct Beneficial Owners are maintained in margin accounts that include positions in securities in addition to the Shares.  As of December 13, 2017, the indebtedness of (i) High River’s margin account was approximately $281 million, (ii) Icahn Partners’ margin account was approximately $491 million, and (iii) Icahn Master’s margin account was approximately $314 million.

In addition to Mr. Icahn, High River, Hopper, Barberry, Icahn Partners, Icahn Master, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore and Icahn Offshore, the participants in the solicitation of proxies (the “Participants”) from stockholders of SandRidge may also include Keith Cozza, Jonathan Frates, Jesse Lynn and Louis Pastor. Messrs. Cozza, Frates, Lynn and Pastor are employed by Icahn Enterprises. From time to time, Messrs. Cozza, Frates, Lynn and Pastor serve on the boards of directors of entities in which Mr. Icahn and/or his affiliates have an interest but do not control. In such situations Messrs. Cozza, Frates, Lynn and Pastor receive customary director compensation from such entities (which may include cash fees, equity awards, reimbursement of travel expenses, indemnification and the like). Messrs. Cozza, Frates, Lynn and Pastor do not own beneficially any interest in securities of SandRidge nor have they effected any transactions in securities of SandRidge during the past two years, and they will not receive any special compensation in connection with this solicitation.

Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by and Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant nor any of their respective associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant nor any of their respective associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including the Participants, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which the Participants or any of their respective associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Beneficial Ownership of Shares

The following table shows the number of Shares that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by each of the Participants in this solicitation as of the Record Date. Except as described below, each Participant directly owns and has sole voting power and sole dispositive power with regard to the number of Shares beneficially owned.

	Ownership of Shares		Percent of Class
High River	963,767	(1)	2.70%

Icahn Master	1,567,970	(2)	4.40%

Icahn Partners	2,287,095	(3)	6.41%

Total	4,818,832	(4)	13.51	%(4)

(1)         High River has sole voting power and sole dispositive power with regard to 963,767 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

(2)         Icahn Master has sole voting power and sole dispositive power with regard to 1,567,970 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

(3)         Icahn Partners has sole voting power and sole dispositive power with regard to 2,287,095 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

(4)         The Participants may be deemed to beneficially own, in the aggregate, 4,818,832 Shares, representing approximately 13.51% of the Issuer’s outstanding Shares (based upon the 35,665,907 Shares outstanding as of November 14, 2017 as disclosed the Merger Agreement).

Two Year Summary Table

The following table indicates the date of each purchase and sale of Shares by the Participants and by Mr. Icahn and his affiliates within the past two years, and the number of Shares in each such purchase and sale. Unless otherwise indicated, all transactions were effected on the open market.

Name	Date	Shares Purchased
High River	10/18/2017	97,859
High River	10/19/2017	99,000
High River	11/06/2017	33,883
High River	11/14/2017	120,000
High River	11/15/2017	144,699
High River	11/16/2017	131,477
High River	11/17/2017	85,400
High River	11/20/2017	173,837
High River	11/21/2017	36,739
High River	11/22/2017	4,067
High River	11/22/2017	36,806

Icahn Partners	10/18/2017	232,199
Icahn Partners	10/19/2017	234,908
Icahn Partners	11/06/2017	80,463

Icahn Partners	11/14/2017	284,770
Icahn Partners	11/15/2017	343,381
Icahn Partners	11/16/2017	312,006
Icahn Partners	11/17/2017	202,661
Icahn Partners	11/20/2017	412,529
Icahn Partners	11/21/2017	87,183
Icahn Partners	11/22/2017	9,650
Icahn Partners	11/22/2017	87,345

Icahn Master	10/18/2017	159,236
Icahn Master	10/19/2017	161,092
Icahn Master	11/06/2017	55,071
Icahn Master	11/14/2017	195,230
Icahn Master	11/15/2017	235,414
Icahn Master	11/16/2017	213,902
Icahn Master	11/17/2017	138,939
Icahn Master	11/20/2017	282,818
Icahn Master	11/21/2017	59,772
Icahn Master	11/22/2017	6,616
Icahn Master	11/22/2017	59,880

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own. Please give us your proxy voting “AGAINST” the Share Issuance Proposal by taking three steps:

•                  SIGNING the enclosed GOLD proxy card;

•                  DATING the enclosed GOLD proxy card; and

•                  MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a broker, bank, bank nominee, or other institution, only it can vote your Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD proxy card to be issued representing your Shares.

After signing the enclosed GOLD proxy card, DO NOT SIGN OR RETURN SANDRIDGE’S [COLOR] PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a [COLOR] proxy card to SandRidge, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to SandRidge by signing, dating and mailing the enclosed GOLD proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of revocation or a later dated proxy for the Special Meeting or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your Shares, please contact our proxy solicitor:

Harkins Kovler, LLC

1 Rockefeller Plaza, 10th Floor

New York, NY 10020

Banks and Brokerage Firms Please Call Collect:  (212) 468-5380

All Others Call Toll Free:  (844) 218-8384

Email:  sd@harkinskovler.com

***PRELIMINARY COPY SUBJECT TO COMPLETION***

GOLD PROXY CARD

SANDRIDGE ENERGY, INC.

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS MASTER FUND LP, ICAHN OFFSHORE LP, ICAHN PARTNERS LP, ICAHN ONSHORE LP, ICAHN CAPITAL L.P., IPH GP LLC, ICAHN ENTERPRISES HOLDINGS L.P., ICAHN ENTERPRISES G.P. INC., BECKTON CORP., AND CARL C. ICAHN

The undersigned appoints Keith Cozza, Jonathan Frates, Jesse Lynn, and Louis Pastor, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, $0.001 par value per share, of SandRidge Energy, Inc., a Delaware corporation (the “Company”), that the undersigned is entitled to vote at the special meeting of stockholders of the Company (the “Special Meeting”) scheduled to be held on [                           ], 2018, at [                         ]  at [                           ], local time, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that the participants do not know, a reasonable time before this solicitation, are to be presented at the Special Meeting.

Without limitation, when properly executed, this proxy will provide the named proxies with authority to oppose and vote against any proposal to adjourn or postpone the Special Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting (including any adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “AGAINST” Proposal 1, the Share Issuance Proposal, and in the manner determined by the named proxies with respect to any other business that the participants do not know, a reasonable time before this solicitation, is to be presented at the Special Meeting.  None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

INSTRUCTIONS: FILL IN VOTING BOXES “☒” IN BLACK OR BLUE INK)

The Participants named in the proxy statement of High River Limited Partnership recommend that you vote “AGAINST” the Proposal:

	FOR	AGAINST	ABSTAIN

Proposal 1 — SandRidge’s Share Issuance Proposal	☐	☐	☐

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE SIGNED PLEASE ALSO DATE THE PROXY WHERE INDICATED BELOW.

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.